Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces Reverse Stock split

Athens, Greece, October 10, 2016, Globus Maritime Limited ("Globus" or the “Company,") (NASDAQ: GLBS), a dry bulk shipping company, announced today that its Board of Directors (the “Board”) has determined to effect a 1-for-4 reverse stock split of the Company’s common shares. At the Company’s annual general meeting of shareholders on September 8, 2016, the Company’s shareholders approved the reverse stock split and granted the Board the authority to determine the exact reverse split ratio and proceed with the reverse stock split.

The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on the Nasdaq Capital Market, as of the opening of trading on October 20, 2016 under the existing trading symbol “GLBS.” The new CUSIP number for the common stock following the reverse stock split is Y27265308.

When the reverse stock split becomes effective, every four shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock, with no adjustment in par value or the number of authorized shares. This will reduce the number of outstanding common shares from 10,510,741 to approximately 2,627,685 shares (subject to further adjustment based on fractional shares).

No fractional shares will be issued in connection with the reverse split of the issued and outstanding common stock. Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company’s common stock on the Nasdaq Capital Market on October 19, 2016;

Shareholders with shares held in book entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after October 20, 2016. Such beneficial holders may contact their bank, broker or nominee for more information.

Shareholders with shares held in certificated form, if any, will receive explicit instructions from the Company’s transfer agent, Computershare LLC, for exchanging their stock certificates for new shares of common stock resulting from the reverse split.

For further information about the reverse stock split please look into Company’s proxy statement furnished to the Securities and Exchange Commission on August 2, 2016, a copy of which is available on the Commission’s website at www.sec.gov., and also on Company’s website at www.globusmaritime.gr.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 8.5 years as of September 30, 2016.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com